Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES LAUNCH OF THE SHOPS OF KUKLAMOO

New storefront provides access to unique product offerings

Toronto, Ontario – October 1, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions is pleased to announce the launch of the latest offering from its portfolio company, Kuklamoo (“Kuklamoo”).

Through the previously announced acquisition of Envision Online Media Inc., Northcore has also obtained ownership of Kuklamoo, a family information Web destination and national deal site.  Kuklamoo provides young families with relevant, current, lifestyle information and access to high-value deals. With the opening of the Shops at Kuklamoo, the range of available products has been widely expanded and will continue to grow.

There are a significant number of highly desirable niche products that receive limited exposure to the Canadian family market. The Shops at Kuklamoo will bring a curated collection of the most innovative and exciting merchandise from this segment to its growing customer base. In addition, the team will continue to seek the best new and emerging items to keep its members ahead of the curve.

“The launch of the Shops of Kuklamoo is an important milestone in the growth of our family web presence,” said Amit Monga, CEO of Northcore Technologies. "Our subscribers can look forward to exclusive access to some great products and our stakeholders can expect additional developments around our new property in the near term."

For additional information and to join our exclusive list for immediate access to our offers, please visit http://Shops.kuklamoo.com.

Northcore develops solutions to support the evolving needs of industry and provides comprehensive platforms for the management of capital equipment and the implementation of Social Commerce business models. These products are proven, effective and in use by some of the world’s most successful corporations.

Northcore Announces Launch of The Shops of Kuklamoo

Companies interested in effective software solutions should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at Sales@northcore.com.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle. Northcore's portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions and Kuklamoo, a family information web destination and national daily deal site targeting families with kids.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com